Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-185896

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

2,000,000 Depositary Shares Each Representing a 1/40th Interest in a Share of

6.95% Non-Cumulative Perpetual Preferred Stock, Series D

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of Preferred Stock” in the preliminary prospectus supplement, dated April 16, 2013, to the prospectus dated January 17, 2013.

Issuer:	Boston Private Financial Holdings, Inc.

Securities Offered:	Depositary shares (the “Depositary Shares”) each representing a 1/40th interest in a share of 6.95% Non-Cumulative Perpetual Preferred Stock, Series D of the Issuer (the “Preferred Stock”)

Size:	$50,000,000 (2,000,000 Depositary Shares)

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Dividend Rate (Non-Cumulative):	6.95% per annum, only when, as, and if declared

Dividend Payment Dates:	March 15, June 15, September 15 and December 15, commencing June 15, 2013

Day Count:	30/360

Maturity Date:	Perpetual

Optional Redemption:	The Issuer may redeem the Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after June 15, 2018, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event, as defined in the preliminary prospectus supplement dated April 16, 2013, in either case, at a redemption price of $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid dividends (whether or not declared) for the then-current dividend period prior to but excluding the redemption date.

Neither the holders of the Preferred Stock nor holders of the Depositary Shares will have the right to require redemption or repurchase of the Preferred Stock.

Listing:	The Issuer has applied to list the Depositary Shares on the NASDAQ Global Market (“NASDAQ”) under the symbol “BPFHP”. If the application is approved, trading of the Depositary Shares on NASDAQ is expected to commence within 30 days after the original issuance date of the Depositary Shares.

Trade Date:	April 17, 2013

Settlement Date:	April 24, 2013 (T+5)

Public Offer Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:	$0.735 per Depositary Share†

Net Proceeds to Issuer (before offering expenses):	$48,528,500

CUSIP/ISIN for the Depositary Shares:	101119 303/US 1011193034

Joint Book-Running Managers:	Goldman, Sachs & Co. Keefe, Bruyette & Woods, Inc.

Lead Manager:	Jefferies & Company, Inc.

†	Reflects 360,000 Depositary Shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.50 per Depositary Share, and 1,640,000 Depositary Shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per Depositary Share

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co. toll free at (866) 471-2526, or Keefe, Bruyette & Woods, Inc. toll free at (800) 966-1559.